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                              [Company Letterhead]





                                 August 4, 1999



Mr. Robert Plesnarski
Mr. John Saia
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W., M/S 0409
Washington, D.C.  20549

Re:     Country Maid Financial, Inc.
        Registration No.  000-26267

Dear Sirs:

        Country Maid Financial, Inc. (the "Company") was informed that the Commission's review process is still ongoing for its Registration Statement on Form 10 filed with the Securities and Exchange Commission on June 4, 1999, and Amendment No. 1 to Form 10 filed on August 3, 1999. The Form 10 and
Form 10A have not been declared effective. On behalf of the Company, pursuant to your request, I hereby withdraw the Form 10 and Amendment No. 1 to Form 10. Upon completion of the review process by the Commission and with its approval the Company will file a Registration Statement to be effective at the time of filing.

Very truly yours,

/s/ C. Richard Kearns

C. RICHARD KEARNS
Chief Executive Officer